Exxon Mobil Corporation

David Levy

5959 Las Colinas Boulevard

Financial Reporting Manager

Irving, TX 75039

ExxonMobil

October 3, 2006

Mr. Jonathan Duersch

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C.  20549

Fax. No. (202) 772-9368

Re:

SEC Letter to Exxon Mobil Corporation dated September 28, 2006

File No. 1-02256

Dear Mr. Duersch:

This letter is a follow-up to my phone conversation with you and Jill S. Davis on October 3, 2006 requesting an extension to November 10th, 2006 for ExxonMobil to respond to the questions listed in the SEC's letter dated September 28th.  The following summarizes the reasons for our request for this extension:

Based on our experience in responding to previous letters from the SEC, we believe the extended time, if granted, would represent the time needed for us to prepare our responses and review them with the appropriate management.  We take your request very seriously, and in addition to the multiple reviews with internal company management, we will also review our responses with our external auditors.

Based on the above, we would appreciate it if you could grant us the extension to November 10th.  We would also greatly appreciate it if you could notify us shortly after receiving this letter so we can plan our response actions accordingly.  If you would like to discuss this matter with me directly, please do not hesitate to contact me at 972-444-1290.  Thank you.

  Yours truly,

  /s/ David Levy

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  David Levy